FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, August 11, 2005

SUEZ announces estimated results for first half of 2005

SUEZ has released its estimated results for the first half of 2005, based on provisional information collected in the process of consolidating group results. These estimates show an increase in sales of 8% (organic growth of 6%) and in EBITDA of 6.1% (organic growth of 6.4%). Income from ordinary activities is estimated to be up by 28.7% and net income group share by 12.9%. Net debt is estimated to be down by 20.9%. These figures have not been approved by the Audit Committee or adopted by the Board of Director of SUEZ.

Based on these estimated results, the board of directors has declared its intention of proposing to the next Annual General Meeting, a 10 per cent increase of the SUEZ 2005 dividend.

This document contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, particularly with respect to future trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by Suez with the U.S. Securities & Exchange Commission and the Autorité des Marchés Financiers in France. The present forward-looking statements are made as of the date of this document, with no undertaking to update or revise them, whether in connection with new information, future events, or any other factor.

Focus on estimated first-half 05 consolidated results1 In €m Estimated Group results as of 30/06/05 Estimated as of 30/06/05 30/06/04 (IFRS) Change (%) Sales Organic growth 20,227 18,737 + 8.0% + 6.0% EBITDA Organic growth 3,392 3,197 + 6.1% + 6.4% EBIT 2,071 1,923 +7.7% Income from ordinary activities 2,621 2,037 +28.7% Net income group share 1,543 1,367 +12.9% Net debt (in €bn) 11.0 13.9 -20.9% Note 1 These estimated figures are based on information collected in the process of consolidating group results. The limited review procedures of our auditors are underway and are not yet complete. These figures have not been approved by the audit committee or adopted by the board of directors of Suez or its consolidated subsidiaries Reunion d’information - 9 aout 2005 2 Ne pas distribuer directement ou indirectement aux Etats-Unis, au Canada, en Australie ni au Japon

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary